UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ASM International N.V.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

Common Stock: 001900992

(CUSIP Number)

Steven P. Emerick

QUARLES & BRADY STREICH LANG LLP

Renaissance One

Two N. Central Avenue

Phoenix, Arizona 85004

(602) 229-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note).

CUSIP No. Common Stock: 001900992	SCHEDULE 13D

1	NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON

Arthur H. del Prado, individually and as trustee for the Stichting Administratiekantoor ASM International, a trust controlled by Arthur H. del Prado.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

11,676,878 Common Shares (1)
8. Shared Voting Power

0
9. Sole Dispositive Power

11,676,878 Common Shares (1)
10. Shared Dispositive Power

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

11,676,878 Common Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%
14	TYPE OF REPORTING PERSON

IN

(1)	Includes 7,692,039 Common Shares held by Stichting Administratiekantoor ASM International, a trust controlled by the Reporting Person and in respect of which the Reporting Person has both voting and dispositive control. Also, includes vested options to purchase 200,000 Common Shares.

Item 1. Security and Issuer

The title of the class of equity security to which this statement relates is Common Shares.

The issuer of the securities is ASM International N.V. (the “Issuer”). The Issuer’s principal executive offices are located at Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands.

Item 2. Identity and Background

(a) The name of the Reporting Person filing this statement is Arthur H. del Prado, individually and as trustee for the Stichting Administratiekantoor ASM International, a trust over which Arthur H. del Prado exercises sole dispositive and voting control.

(b) The business address of the Reporting Person is Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands.

(c) The Reporting Person is a member of the Management Board and the Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding.

(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the Netherlands.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person owned more than 5% of the Issuer’s outstanding Common Shares on the date that the Issuer registered its Common Shares under Section 12 of the Securities Exchange Act of 1934, as amended. Since that time, the Reporting Person has made no material acquisitions of the Issuer’s Common Shares. The Reporting Person’s last acquisition of the Issuer’s Common Shares was for 22,586 shares acquired on June 2, 2004. These shares were issued as consideration for the Reporting Person’s ownership of shares of the Series D Preferred Stock of NuTool, Inc., which was acquired by Issuer in a merger transaction on that date.

Item 4. Purpose of Transaction

This Schedule 13D is being filed because on the date that the Issuer registered its Common Shares under Section 12 of the Securities Exchange Act of 1934, as amended, the Reporting Person owned more than 5% of the issued and outstanding Common Shares.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 11,676,878 (21.9%) of the issued and outstanding Common Shares. This amount includes (i) 7,692,039 Common Shares held by Stichting Administratiekantoor ASM International, a trust controlled by the Reporting Person and in respect of which the Reporting Person has both voting and dispositive control, and (ii) vested options to purchase 200,000 Common Shares.

(b) The Reporting Person has the sole power to vote and dispose of the 11,676,878 Common Shares that he owns beneficially.

(c) No transactions in Common Shares of the Issuer have been effected during the past 60 days by the Reporting Person.

(d) No person is known to the Reporting Person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as provided herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person has no contracts, arrangements, understandings or relationships required to be reported under this Item 6.

Item 7. Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2006	/s/ Arthur H. del Prado
Date	Arthur H. del Prado, individually and as trustee of the Stichting Administratiekantoor ASM International Trust